Issuer Free Writing Prospectus dated March 10, 2021

Filed Pursuant to Rule 433 under the Securities Act of 1933

Relating to the Preliminary Prospectus dated March 10, 2021

Registration Statement No. 333-253121

JOANN INC.

This free writing prospectus relates only to the initial public offering of shares of common stock of JOANN Inc. (“JOANN”) and should be read together with the preliminary prospectus dated March 10, 2021 (the “Preliminary Prospectus”) included in Amendment No. 2 to the Registration Statement (“Amendment No. 2”) on Form S-1 (File No. 333-253121) relating to the offering of such securities. Amendment No. 2 may be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1834585/000119312521075434/d108458ds1a.htm. Amendment No. 2 was filed to update and supplement certain disclosures that had been provided in the preliminary prospectus dated March 4, 2021 (the “Initial Preliminary Prospectus”).

This free writing prospectus summarizes the amendments and supplements to the Initial Preliminary Prospectus that appear in the Preliminary Prospectus. Please refer to the Preliminary Prospectus for a complete description of all updates and supplements to the Initial Preliminary Prospectus.

Dividend policy:	As a public company, we anticipate paying a quarterly dividend at a rate initially equal to $0.40 per share per annum on our common stock to holders of our common stock.

Dilution:

Our net tangible book value (deficit) as of October 31, 2020 was $(537.4) million, or $(15.40) per share of common stock. Based on the assumed initial public offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of the Preliminary Prospectus, as of October 31, 2020, our as adjusted net tangible book value per share would have been $(459.2) million, or $(11.37) per share. This represents an immediate increase in as adjusted net tangible book value of $4.03 per share to our existing stockholders and an immediate dilution in as adjusted net tangible book value of approximately $27.37 per share to new investors purchasing shares of our common stock in this offering at the assumed initial public offering price.

The following table summarizes, as of October 31, 2020, on an as adjusted basis giving effect to (i) our sale of 5,468,750 shares of common stock in this offering at an assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of the Preliminary Prospectus, and (ii) the application of the net proceeds from this offering as described in “Use of Proceeds” in the Preliminary Prospectus, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid to us and the average price per share paid by existing shareholders or to be paid by new investors purchasing shares of common stock in this offering at an assumed initial public offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of the Preliminary Prospectus, before deducting the underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders	34,902,380	86%	$404,622,844	82%	$11.59
New investors	5,468,750	14%	$87,500,000	18%	$16.00
Total	40,371,130	100%	$492,122,844	100%	$12.19

JOANN has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) in connection with the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus and the other documents JOANN has filed with the SEC for more complete information regarding JOANN and the offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JOANN, any underwriter or any dealer participating in the offering will arrange to send you a copy of the Preliminary Prospectus if you request it from BofA Securities, Inc., 1-800-294-1322, email: dg.prospectus_requests@bofa.com; and Credit Suisse Securities (USA) LLC, 6933 Louis Stephens Drive, Morrisville, North Carolina, 27560, Attn: Prospectus Department, email: usa.prospectus@credit-suisse.com.